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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PlanVista Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

72701P105

(Cusip Number)

ProxyMed, Inc.
2555 Davie Road
Suite 110
Fort Lauderdale, FL 33317-7424
Tel: (954) 473-1001
Attn: Rafael Rodriguez, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: ProxyMed, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 24,235,816 shares of common stock(2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,235,816(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.82%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	As a result of the Voting Agreement (as defined below in Item 4), ProxyMed, Inc. may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Voting Agreement is filed with this Schedule 13D and is incorporated herein by reference.

(2)	Beneficial ownership of Issuer common stock referred to herein is being reported solely because ProxyMed, Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. ProxyMed, Inc. expressly disclaims beneficial ownership of any of the shares of Issuer common stock subject to the Voting Agreement.

(3)	Based on 16,995,481 shares of Issuer common stock outstanding on November 13, 2003, as represented by the Issuer, and the issuance of 24,206,767 shares of Issuer common stock upon the conversion of the series C preferred stock held by the Stockholder (as defined in Item 4).

Item 1. Security and Issuer

     This Statement relates to the common stock, par value $.01 per share, of PlanVista Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 4010 Boy Scout Boulevard, Suite 200, Tampa, Florida, 33607.

Item 2. Identity and Background

     This Statement is being filed by ProxyMed, Inc., a Florida corporation (“ProxyMed”). ProxyMed’s business address is: 2555 Davie Road, Suite 110, Fort Lauderdale FL 33317-7424.

     ProxyMed, Inc. is an electronic healthcare transaction processing services company providing connectivity services and related value-add products to physician offices, payers, medical laboratories, pharmacies and other healthcare institutions. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of ProxyMed’s directors and executive officers, as of the date hereof.

     During the last five years, neither ProxyMed, nor, to ProxyMed’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither ProxyMed, nor, to ProxyMed’s knowledge, any person named on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     As an inducement for ProxyMed’s entering into the Merger Agreement (as defined in Item 4), the Stockholder (as defined in Item 4) entered into the Voting Agreement (as defined in Item 4) with ProxyMed. The transactions contemplated by the Voting Agreement prior to the effective time of the Merger are not expected to require the expenditure of any funds.

     The information in Items 4, 5 and 6 of this Statement are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

     On December 5, 2003, the Issuer, ProxyMed and Planet Acquisition Corp. (“Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Sub with and into the Issuer (the “Merger”), whereupon the existence of Sub will cease, the Issuer will continue as the surviving corporation (the “Surviving Corporation”) and a direct wholly owned subsidiary of ProxyMed. Upon consummation of the Merger, a new board of directors of the Issuer will be elected.

     Upon the consummation of the Merger, the Issuer’s common stockholders will be entitled to receive, for each share of common stock then held by them (other than shares with respect to which an Issuer stockholder has exercised appraisal rights), a fraction of one fully paid and nonassessable share of ProxyMed common stock, the numerator of which is (1) 1,826,829 (subject to the conversion of any shares of Issuer series C preferred stock) and the denominator of which is (2) the total number of issued and outstanding shares of Issuer common stock immediately prior to the effective time of the merger. The holders of the Issuer’s series C preferred stock will be entitled to receive, for each share of Issuer’s series C preferred stock then held by them (other than shares of series C preferred stock with respect to which an Issuer series C preferred stockholder has exercised appraisal rights), a fraction of one fully paid and nonassessable share of Issuer common stock, the numerator of which is (1) 1,773,171 (subject to the conversion of any shares of Issuer series C preferred stock) and the denominator of which is (2) the total number of issued and outstanding shares of Issuer series C preferred stock immediately prior to the effective time of the merger. All such shares of Issuer common stock and Issuer series C preferred stock outstanding immediately prior to the effective time of the Merger will automatically be canceled, retired and will cease to exist. As soon as practicable upon the consummation of the Merger, the Issuer shall terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended. ProxyMed has received a conditional commitment to finance the satisfaction of certain of ProxyMed’s obligations under the Merger Agreement from third party financing sources.

     As an inducement for ProxyMed to enter into the Merger Agreement, on December 5, 2003, PVC Funding Partners LLC (the “Stockholder”), entered into a voting agreement with ProxyMed (the “Voting Agreement”) pursuant to which the Stockholder has agreed to vote all its 29,049 shares of common stock and 32,195 shares of series C preferred stock, which are currently convertible into 24,206,767 shares of common stock (the “Shares”) (a) in favor of the adoption of the Merger Agreement, (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or the Voting Agreement, and (c) against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Merger. The Voting Agreement terminates upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement. The Stockholder also granted ProxyMed an irrevocable proxy.

     The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the effective time of the Merger, the parties may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     The preceding summaries of certain provisions of the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, incorporated by reference herein as more fully described in Item 7.

     Other than described above, neither ProxyMed, nor, to the knowledge of ProxyMed, any of the persons named on Schedule A to this Statement, presently has any plans or proposals that relate to or would result in:

     (a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f)  any other material change in the Issuer’s business or corporate structure;

     (g)  changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Issuer by any person;

     (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  causing equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

     (j)  any action similar to any of those listed in (a) through (i) above.

     ProxyMed reserves the right to change its intention with respect to any and all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

     (a)  – (b) Prior to December 5, 2003, ProxyMed owned warrants (the “Warrants”) to purchase up to 15% of the common stock the Issuer, and had the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer common stock acquired by ProxyMed pursuant to the Warrants. These Warrants expired on December 7, 2003. As of December 5, 2003, under the definition of “beneficial ownership” as set forth in Rule 13d-3 promulgated under the Exchange Act, ProxyMed may be deemed to beneficially own, pursuant to the Voting Agreement, the Shares, which, on an as converted basis, total 24,235,816 shares of Issuer common stock, and which represent approximately 58.82% of the issued and outstanding shares of Issuer common stock assuming the conversion of all of the series C preferred stock held by the Stockholder. ProxyMed may be deemed to have the shared power to vote the Shares with respect to the matters described above. However, ProxyMed (i) is not entitled to any rights as a stockholder of the Issuer as to the Shares subject to the Voting Agreement and (ii) disclaims any beneficial ownership of the Shares subject to the Voting Agreement. To the best of ProxyMed’s knowledge, no person named on Schedule A beneficially owns any shares of Issuer common stock, nor does any such person have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer common stock, except for Michael Falk, who is deemed to beneficially own all of the Shares of the Stockholder and all shares of Issuer common stock owned by Commonwealth Associates, L.P. and Commonwealth Associates Group Holdings, LLC.

     (c)  Neither ProxyMed, nor, to ProxyMed’s knowledge, any person named on Schedule A, has effected any transactions in Issuer common stock during the past 60 days other than set forth in the Merger Agreement and the Voting Agreement.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     Except as otherwise set forth in this Statement (and the agreements referenced herein), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between ProxyMed and any person or, to the best knowledge of ProxyMed, any of the persons named on Schedule A to this Statement and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Michael Falk is a director and beneficial owner of securities of both the Issuer and ProxyMed. Mr. Falk is also the beneficial owner of the Issuer’s series C preferred stock owned by the Stockholder. He is a controlling owner of Commonwealth Associates Group Holdings, LLC, which is the managing member of the Stockholder which owns 96% of the outstanding Issuer series C preferred stock and represents 64.6% of the combined voting power of the common stock and series C preferred stock of the Issuer. Commonwealth Associates Group Holdings, LLC acted as one of the Issuer’s investment advisers in connection with the Merger and will receive upon consummation of the Merger an investment advisory fee of approximately $1,398,500, subject to among other things, the price of the ProxyMed common stock at the effective time of the Merger. Commonwealth Associates Group Holdings, LLC may receive Issuer common stock in lieu of part of the cash fee.

Item 7. Material to be Filed as Exhibits

I	Voting Agreement, dated December 5, 2003 by and among ProxyMed, Inc., Planet Acquisition Corp., PlanVista Corporation, and PVC Funding Partners LLC. (Incorporated herein by reference to Exhibit 10.1 to the Form S-4 (File No. 333-111024) filed by ProxyMed, Inc. on December 9, 2003).

II	Agreement and Plan of Merger, dated December 5, 2003 by and among ProxyMed, Inc., Planet Acquisition Corp., PlanVista Corporation. (Incorporated herein by reference to Exhibit 2.1 to the Form S-4 (File No. 333-111024) filed by ProxyMed on December 9, 2003).

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 12, 2003

PROXYMED, INC.

By: /s/ Rafael G. Rodriguez

Name: Rafael G. Rodriguez Title: Vice President, Senior Corporate Counsel and Secretary

SCHEDULE A

Name and Business Address*	Principal Occupation or Employment	Citizenship

Michael K. Hoover	Chairman of the Board and Chief Executive Officer of ProxyMed	USA

Nancy J. Ham	President and Chief Operating Officer of ProxyMed	USA

John Paul Guinan	EVP, Prescription Services of ProxyMed	USA

Gregory John Eisenhauer	EVP, Chief Financial Officer and Treasurer of ProxyMed	USA

Timothy J. Tolan	EVP, Business Development of ProxyMed	USA

Lonnie W. Hardin	SVP, Payer Services of ProxyMed	USA

A. Thomas Hardy	SVP, Lab Services of ProxyMed and President of Key Communications Service, Inc.	USA

Thomas C. Wohlford	SVP, Submitter Services of ProxyMed	USA

Rafael G. Rodriguez	VP, Senior Corporate Counsel and Secretary of ProxyMed	USA

Edwin M. Cooperman	Director of ProxyMed; Principal of T.C Solutions	USA

Michael S. Falk	Director of ProxyMed; Chairman and CEO of Commonwealth Associates, L.P.	USA

Thomas E. Hodapp	Director of ProxyMed; Independent business consultant	USA

Braden R. Kelly	Director of ProxyMed; Managing Member of General Atlantic Partners, LLC	USA

Kevin M. McNamara	Director of ProxyMed; Principal of Voyent Partners	USA

Eugene R. Terry	Director of ProxyMed; Principal of T.C. Solutions	USA

*	Unless otherwise indicated, for purposes of this Schedule 13D, the business address of each Director and Executive Officer is 2555 Davie Road, Suite 110, Ft. Lauderdale, Florida 33317.